UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date June 3, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

June 3, 2024

Medellin, Colombia

BANCOLOMBIA ANNOUNCES LIABILITY MANAGEMENT TRANSACTION IN THE INTERNATIONAL MARKETS

Bancolombia announces the commencement of a liability management transaction that seeks to optimize the capital and indebtedness structure of the bank.

Bancolombia S.A. has commenced offers to purchase for cash any and all of the outstanding 3.000% Senior Notes of the bank due 2025 and up to U.S. $400,000,000 of the outstanding 6.909% Subordinated Notes of the bank due 2027, upon the terms and subject to the conditions set forth in an Offer to Purchase addressed to holders of the notes.

In addition, a series of meetings with investors has been announced, which could be followed by an offering of subordinated bonds exclusively abroad.  Such offering would be made in accordance with the issuance and placement regulations approved by the Board of Directors.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification, or exemption from registration of such securities under the securities law of any such state or jurisdiction and any such offer to sell, or the solicitation of any offer to buy securities will be made by means of a prospectus that may be obtained from Bancolombia.

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Contacts
Julián Mora Gomez	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57601) 4042436	Tel.: (57601) 4885934	Tel.: (57601) 4485950